Exhibit (a)(65)
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                     Supplement No. 8 Dated August 17, 2007
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                             LOLA BROWN TRUST NO. 1B

                   Has Amended Its Offer to Purchase for Cash
                  All of the Outstanding Shares of Common Stock
                                       of
                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                                       at
                     99% OF THE NET ASSET VALUE PER SHARE+

THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED, AND WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY SEPTEMBER 14, 2007, UNLESS THE OFFER IS FURTHER EXTENDED.

THE OFFER IS NOT CONDITIONED UPON THE RECEIPT OF FINANCING. THE OFFER IS CONDITIONED UPON A MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE OFFER -- SECTION 14."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE
MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THE OFFER OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    IMPORTANT

     Any stockholder desiring to tender all or any portion of the stockholder's shares of common stock should either:

     |X| Request the stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose shares of common stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if the stockholder desires to tender such shares; or

     |X| Complete and sign the letter of transmittal (or a facsimile thereof) in accordance with the instructions in the letter of transmittal, have the stockholder's signature guaranteed if required by Instruction 1 to the letter of transmittal, mail or deliver the letter of transmittal (or such facsimile), or, in the case of a transfer effected pursuant to the book-entry transfer procedures set forth in "THE OFFER --
          Section 7," transmit an "agent's message" (as defined in "THE OFFER --
          Section 6"), and any other required documents to the depositary and either deliver the certificates for such shares of common stock to the depositary along with the letter of transmittal (or such facsimile) or deliver the shares of common stock pursuant to the book-entry transfer procedures set forth in "THE OFFER -- Section 7."

If a stockholder desires to tender shares of common stock and the share certificates are not immediately available, or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the depositary prior to the "expiration date" (as defined herein), then the tender may be effected by following the procedure for guaranteed delivery set forth in "THE OFFER -- Section 7."

Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the information agent, at the address and telephone number set forth on the back cover of this offering document. Additional copies of this offering document, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the information agent.


                    THE INFORMATION AGENT FOR THIS OFFER IS:

                                [GRAPHIC OMITTED]
                            MacKenzie Partners, Inc.

             (212) 929-5500 (collect) or (800) 322-2885 (toll-free)

--------------------

+ As determined at the close of trading on the New York Stock Exchange on September 14, 2007

The following Supplement No. 8 dated August 17, 2007 (the "Eighth Supplement") relating to the Amended and Restated Offer to Purchase dated May 24, 2005 which, together with Supplement No. 7 dated July 27, 2007 (the "Seventh Supplement") relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended, Supplement No. 6 dated April 3, 2007 (the "Sixth Supplement") relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended, Supplement No. 5 (the "Fifth Supplement") relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended, Supplement No. 4 (the "Fourth Supplement") dated August 14, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended, Supplement No. 3 (the "Third Supplement") dated April 25, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended, Supplement No. 2 (the "Second Supplement") dated January 3, 2006 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, as amended, the Supplement (the "First Supplement") dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005, the Amended and Restated Offer to Purchase dated May 24, 2005 (the "Restated Offer"), any further amendments or supplements thereto, and the related letter of transmittal, as amended, collectively constitute the "Offer", is provided by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Trust", and also referred to herein as "we," "our" or "us"), pursuant to which the Trust is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the "Common Stock") of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), not owned by the Trust, at a price equal to exactly 99.0% of the net asset value ("NAV") per share as determined at the close of trading on the New York Stock Exchange ("NYSE") on September 14, 2007, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest, upon the terms and subject to the conditions as set forth in the Offer.

Except as otherwise set forth in this Eighth Supplement, the terms and conditions set forth in the Seventh Supplement, the Sixth Supplement, the Fifth Supplement, the Fourth Supplement, the Third Supplement, the Second Supplement, the First Supplement, the Restated Offer to Purchase, and the letter of transmittal are applicable in all respects to the Offer. The information set forth below should be read in conjunction with the Seventh Supplement, the Sixth Supplement, the Fifth Supplement, the Fourth Supplement, the Third Supplement, the Second Supplement, the First Supplement, the Restated Offer to Purchase, and the letter of transmittal. Terms not defined herein which are defined in the Restated Offer to Purchase have the meanings ascribed to them in the Restated Offer to Purchase.


                              QUESTIONS AND ANSWERS


How have you amended the Offer?

     We have made several important amendments to the Offer: First, we have increased the number of shares of Common Stock we are offering to purchase to 100% of the outstanding shares of Common Stock, not including the shares of Common Stock owned by the Trust. Second, we have increased the offer price per share of Common Stock to 99% of the Fund's net asset value ("NAV") as determined at the close of trading on the NYSE on the expiration date. We have also extended the expiration date of the Offer to September 14, 2007, and have provided information regarding settlement of the litigation between the Trust and NRL. In addition, certain other information regarding the Offer has been updated as discussed herein. We have not changed the procedures for tendering and withdrawing shares of Common Stock, or any of the other terms of the Offer other than as set forth in this Eighth Supplement.


What is the new Offer price per share of Common Stock?

     We have increased the offer price per share of Common Stock to 99% of the NAV per share as determined at the close of trading on the NYSE as of September 14, 2007.


What is the market value of my shares of Common Stock as of a recent date?

     On August 16, 2007, the last sale price of the shares of Common Stock reported by the New York Stock Exchange was $20.74 per share. We advise you to obtain a recent price quotation for shares of Common Stock in deciding whether to tender your shares. See "THE OFFER -- Section 10." Stockholders can check the daily closing NAV of the shares of Common Stock at the Fund's website:

  https://www.nb.com/public/DMA/html/prices_adv_all_closed_end_funds_daily.html.


Why have you increased the Offer price per share of Common Stock?

     Earlier supplements to this Offer have described the ongoing litigation between the Trust and NRL styled Neuberger Berman Real Estate Income Fund Inc. v. Lola Brown Trust No. 1B, et al. (the "Litigation"). Earlier this year, the district court issued several rulings that upheld certain of the takeover defenses adopted by NRL in response to the Offer as originally announced, making it impossible for the Offer to proceed unless those defenses were waived, or unless the district court's rulings were reversed on appeal. Accordingly, the Trust and NRL recently entered into a settlement agreement (the "Settlement Agreement") whereby the parties resolved the Litigation. Under the terms of the Settlement Agreement, the Trust agreed to amend the Offer in a manner indicated by NRL as being acceptable to the NRL Board of Directors (the "NRL Board") and which includes, among other changes, the following material improvements: (1) the Trust would offer to purchase up to 100% of the outstanding shares of Common Stock, and (2) the purchase price per share of Common Stock would be increased to 99% of the Fund's NAV as determined at the close of trading on the NYSE as of the expiration date, payable in cash. The Settlement Agreement also provides that NRL's takeover defenses (e.g., the "poison pill" or "rights plan" and the Fund's adoption of the Maryland Control Share Acquisition Act (the "MCSAA")) would not apply to the shares of Common Stock acquired in the Offer as revised. As a result of the changes to the Offer, NRL has indicated that the NRL Board will recommend that stockholders tender their Common Stock in the Offer. The Settlement Agreement also provides that in the event the Offer closes on or before September 21, 2007, NRL will call another stockholders meeting to elect as directors persons proposed by the Trust, and that, following the election of those nominees, the present directors of NRL will resign and the current investment management agreements will be terminated, such that control of the Fund and selection of its investment advisers will lie with the directors nominated by the Trust. The summary of the Settlement Agreement included in this Offer is qualified in its entirety by reference to the full text of the Settlement Agreement. We filed a copy of the Settlement Agreement with the Securities Exchange Commission as Exhibit (a)(69) to Amendment No. 15 to our Schedule TO on August 17, 2007 and the Settlement Agreement is available for free at the SEC's website, www.sec.gov.

Why should you tender your shares of Common Stock in the Offer rather than waiting for the Fund to Liquidate?

     Prior to entering into the Settlement Agreement, the NRL Board proposed a plan of liquidation and dissolution such that all assets of NRL would be liquidated and the proceeds of the liquidation distributed to stockholders, minus the expenses of liquidation and the cost of dissolution. The liquidation proposal is scheduled to be presented to stockholders at the special meeting scheduled for August 28, 2007. Under the terms of the Settlement Agreement, NRL will convene the special meeting and conduct the election of directors and then adjourn the special meeting for thirty days, but in no event later than September 27, 2007. If the Offer has not closed on or prior to September 21, 2007, the Trust has agreed to abandon the Offer and vote its shares in support of the liquidation proposal at the adjourned special meeting.

     If approved by the stockholders, the liquidation proposal would terminate the stockholders' investments in NRL and result in a taxable transaction. The Trust believes that the Offer gives tendering stockholders significant advantages as compared to the liquidation proposal. These include the following:

          1. Tendering stockholders will receive 99% of the NAV within a few days after the expiration date. This is approximately the same percentage of NAV that NRL believes stockholders would receive under the liquidation proposal, but payment would occur more quickly;

          2. Since the liquidation proposal is still subject to stockholder approval and an orderly liquidation of the Fund's assets, we believe there is significant market risk and uncertainty regarding when the liquidation will occur and how much stockholders will receive in the liquidation;

          3. The Offer provides tendering stockholders with certainty as to the percentage of NAV they will receive. Under the Offer, tendering stockholders will know immediately following the expiration date of the revised Offer how much cash they will receive; whereas in a liquidation, distribution could take several months during which the market and the Fund's assets could change dramatically and for the worse;

          4. The Offer provides all NRL common stockholders with a choice as to whether or not to terminate their investments in the Fund. Stockholders electing not to terminate their investments would not have a taxable transaction that would otherwise occur in the liquidation; and

          5. We believe that the costs borne by stockholders in a liquidation and dissolution could end up being substantially greater than the 1% difference we are offering to pay for shares of Common Stock. Our Offer avoids all the expense and uncertainty of liquidation and dissolution.

          6. If the Trust is successful in its tender, the Fund will be a very different investment going forward than what you initially bought. If the Trust is successful in the Offer and acquires a majority of the outstanding shares, it intends to elect new directors and urge them to change the Fund's adviser and investment objective.


     We believe the Offer is a significant improvement compared to the liquidation proposal and our initial Offer.


Does the NRL Board intend to recommended the Offer to stockholders?

     The Fund has indicated that the NRL Board will recommend that stockholders tender their Common Stock in the Offer.

What does Neuberger Berman, LLC intend to do with the shares of Common Stock it owns?

     In connection with the Settlement Agreement, Neuberger Berman has agreed to tender all of the shares of Common Stock it owns which comprises approximately 4.43% of the outstanding shares.


What is the number of shares of Common Stock that you are offering to purchase?

     We are offering to purchase up to 100% of the outstanding shares of Common Stock, less any shares of Common Stock already owned by the Trust. The Trust currently owns 463,200 shares of Common Stock.


Why have you increased the number of shares of Common Stock you are offering to purchase?

     We have increased the number of shares of Common Stock we are seeking to acquire to address concerns that had been expressed by the NRL Board and so that, assuming that the Offer is heavily subscribed by NRL stockholders, the Trust will own more than 50% of the outstanding shares of Common Stock following the successful closing of the Offer.


What is the new expiration date for the Offer?

     We are extending the expiration date for the Offer to Midnight, New York City Time on Friday, September 14, 2007, unless further extended.


Are there any new or revised conditions to the Offer?

     Yes. In accordance with the Settlement Agreement, we have agreed with NRL to amend and restate Section 14 of our Amended and Restated Offer to Purchase dated May 24, 2005, related to conditions to the Offer, to read as follows:

     Notwithstanding any other term of the Offer, we shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-l(c) (which relates to our obligation to pay for or return tendered shares promptly after the termination or withdrawal of the Offer), to pay for, and may postpone the acceptance for payment of and payment for, shares tendered, and we may amend the Offer or terminate the Offer and not accept for payment any tendered shares if at any time prior to the expiration of the Offer any of the following events shall be reasonably determined by us to have occurred:

     (i) Within two business days of the execution date of the Settlement Agreement, the NRL Board shall fail to adopt resolutions amending the bylaws of NRL in accordance with Section 3-702(b) of the MCSAA so that the provisions of the MCSAA will not apply to the voting rights of the shares of Common Stock that are acquired by the Trust pursuant to the Offer as revised herein;

     (ii) Within two business days of the execution date of the Settlement Agreement, the NRL Board shall fail to adopt resolutions amending the Rights Plan so that none of the Offer as amended herein, the execution of the Settlement Agreement or the consummation of the amended Offer or the other transactions contemplated by the Settlement Agreement will trigger the separation or exercise of the Rights (as defined in the Rights Plan) or any adverse event under the Rights Plan (namely that the Trust will not be deemed to be an "Acquiring Person" (as defined in the Rights Plan) solely by virtue of the amended Offer or the consummation thereof, the approval, execution, delivery, adoption or performance of the Settlement Agreement or the consummation of any other transactions contemplated by the Settlement Agreement);

     (iii) Within two business days of the execution date of the Settlement Agreement, the NRL Board shall fail to adopt resolutions recommending that the holders of Common Stock tender their shares of Common Stock in the revised Offer;

     (iv) Stockholders shall fail to tender to the Trust at least 1,616,199 shares of Common Stock such that, after the expiration date and upon closing of the Offer, the Trust will own a majority of the Fund's outstanding shares including the shares of Common Stock presently owned by the Trust (the "Minimum Condition");

     (v) NRL shall have materially breached or failed to comply in any material respect with any of the terms of the Settlement Agreement;

     (vi) The Settlement Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the revised Offer; which, in the reasonable judgment of the Trust, in any case, makes it inadvisable to proceed with the revised Offer or with acceptance for payment or payment for shares of Common Stock.

     (vii) Any change (or condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, or prospects of NRL which, in our reasonable judgment, does or may have a materially adverse effect on NRL or us or any of our affiliates, or we shall have become aware of any fact that, in our reasonable judgment, does or may have a material adverse effect on the value of the shares;

     (viii) There shall be threatened, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which (i) challenges or seeks to challenge, restrain or prohibit the making of the Offer, the acquisition by us of the shares, or any other matter directly or indirectly relating to the Offer, or seeks to obtain any material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer,
          (ii) seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares,
          (iii) seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares, including, but not limited to, the right to vote the shares purchased by us on all matters properly presented to the NRL stockholders, (iv) would or might prohibit, restrict or delay the consummation of the Offer or materially impair the contemplated benefits to us thereof, including the exercise of voting or other stockholder rights with respect to the shares pursuant to the Offer or the receipt of any distributions or other benefits of ownership of the purchased shares to which owners of shares are entitled generally, (v) otherwise could materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, or prospects of NRL, or (vi) otherwise directly or indirectly relates to the Offer or which otherwise, in our reasonable judgment, might adversely affect us, NRL or any of our affiliates or the value of the shares;

     (ix) Any action shall have been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) shall have been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us or NRL or any of our affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment, (i) indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of shares thereunder, (ii) would or might prohibit, restrict or delay consummation of the Offer or materially impair the contemplated benefits to us thereof, including the exercise of voting or other stockholder rights with respect to the shares purchased pursuant to the Offer or the receipt of any distributions or other benefits of ownership of the purchased shares to which owners of shares are entitled generally, or (iii) otherwise could materially adversely affect the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, or prospects of us or NRL or any of our affiliates;

     (x) There shall have occurred (i) any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market, for a period in excess of three hours, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, might adversely affect, the extension of credit by banks or other financial institutions, (iii) a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor, (iv) the commencement of, or a significant expansion in any currently ongoing, war, armed hostilities or other similar national or international calamity directly or indirectly involving the United States, or any attack on, or outbreak or act of terrorism involving, the United States, (v) a material decrease, in our reasonable judgment, in the market price for the shares or in the general level of market prices for equity securities in the United States, (vi) any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which NRL does business that could, in the reasonable judgment of the Trust, have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, or prospects of NRL, or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

     (xi) NRL shall have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the shares or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding shares or other securities or other equity interests, (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional shares, other than shares issued or sold pursuant to NRL's dividend reinvestment plan in effect on September 10, 2004, or issued, distributed or sold, or authorized or proposed the issuance, distribution or sale, of shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of NRL other than in connection with NRL's publicly disclosed stable monthly dividend policy as in effect on August 17, 2007, (v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (vi) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement or arrangement with any person or group that, in the Trust's reasonable opinion, could adversely affect either the value of NRL or the value of the shares, or (vii) except as otherwise contemplated by the Settlement Agreement, amended or authorized or proposed any amendment to its articles of incorporation or bylaws, or the Trust shall become aware that NRL shall have proposed or adopted any such amendment which shall not have been previously disclosed;

     (xii) Legislation amending the Code has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect us or any of our affiliates; or

     (xiii) Any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion, which, in our reasonable judgment, in any such case, and regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

     The foregoing are collectively referred to as the "Conditions". In addition, we have had discussions with the staff of the Securities and Exchange Commission (the "SEC") with regard to whether the price we are offering (99% of NRL's NAV as of the close of the Offer) complies with applicable federal securities laws. We believe our price is in compliance with federal securities laws, but we have received no assurance from the staff of the SEC on this issue. If the staff of the SEC were to advise us of any concerns with respect to our price, we would attempt to agree with the staff and NRL on a price that did not raise such concerns, but we may not be able to reach such an agreement and thus there can be no assurance that the Offer would proceed.

     All the Conditions are for our benefit and may be asserted by us regardless of the circumstances giving rise to such Condition (including any action or inaction by NRL) or may, except for the Minimum Condition or as otherwise provided in the Settlement Agreement, be waived by us in whole or in part at any time and from time to time prior to the expiration of the Offer, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer. Any determination by us concerning the events described above will be final and binding upon all parties. If any Condition is not satisfied prior to the expiration of the Offer, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-l(c) (which relates to our obligation to pay for or return tendered shares of Common Stock promptly after the termination or withdrawal of the Offer), to pay for, and may postpone the acceptance for payment of and payment for, shares of Common Stock tendered and we may, subject to the terms of the Settlement Agreement, amend the Offer or terminate the Offer and not accept for payment any tendered shares of Common Stock.


If I accept the offer, when will I be paid?

     If the Conditions to the Offer are satisfied and we consummate the Offer and accept your shares of Common Stock for payment, you will receive payment for the shares of Common Stock you tendered as soon as practicable following the expiration of the Offer. See "THE OFFER -- Section 6." Stockholders can check the daily closing NAV of the shares of Common Stock at the Fund's website:

  https://www.nb.com/public/DMA/html/prices_adv_all_closed_end_funds_daily.html.


Will you prorate your purchases of shares of Common Stock as a result of the Offer?

     No. Our previous Offer to purchase shares of Common Stock was based on acquiring 51% of the outstanding shares of Common Stock. We have amended our Offer to purchase all the outstanding shares of Common Stock, less shares of Common Stock already owned by the Trust. Currently we own 463,200 shares of Common Stock. Therefore, we will not prorate our purchase of shares of Common Stock and intend to buy every share of Common Stock tendered as a result of our Offer, subject to the Conditions set forth in "THE OFFER - Section 14" and other conditions set forth in this Eighth Supplement.


Do you have the financial resources to make payment?

     Yes. Presently, there are approximately 3,693,900 outstanding shares of Common Stock held by stockholders other than the Trust. If all of these stockholders tender all of their Common Stock in the Offer, the Trust would be obligated to pay approximately $82,245,000 (based on the NAV of $22.49 as reported by the Fund on August 16, 2007), not including fees and expenses. The Offer is not conditioned on any financing arrangements. We intend to use cash on hand and margin borrowings under an account maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated to fund the acquisition of the shares of Common Stock we are offering to purchase in this Offer. Margin borrowings under the account are based on the collateral maintained in the account. We will not be using any shares as collateral for our margin borrowings from Merrill Lynch. See "THE OFFER --
     Section 4."

If I already tendered my shares of Common Stock in the Offer, do I have to do anything now?

     No. Stockholders who validly tendered their shares of Common Stock previously and have not withdrawn them do not have to take any further action. If the Offer is completed, these shares will be accepted for payment and the tendering stockholders will receive the Offer price of 99% of the full NAV as of the close of trading on the NYSE on September 14, 2007, per share in cash, without interest, less any required withholding taxes. There will be no proration of shares of Common Stock as we are offering to purchase all outstanding shares of Common Stock, less any shares of Common Stock we already own. See "THE OFFER -- Section 5."


Can I withdraw my previously tendered shares of Common Stock?

     You may withdraw all or a portion of your tendered shares of Common Stock at any time prior to the time the shares of Common Stock are accepted for payment, after which they cannot be withdrawn. See "THE OFFER -- Section 8."


How do I withdraw previously tendered shares of Common Stock?

     To withdraw shares of Common Stock, you must deliver a written notice of withdrawal with the required information to the depositary while you still have the right to withdraw the shares of Common Stock. If you have tendered your shares of Common Stock by giving instructions to a bank, broker, dealer, trust company or other nominee, you must instruct them to arrange for the withdrawal of your shares of Common Stock. See "THE OFFER --
     Section 8."


How many shares of Common Stock have been tendered in response to your Offer?

     As of the close of business on August 16, 2007, 13,585 shares of Common Stock have been tendered for sale to us in response to our Offer.


What are the U.S. federal income tax consequences of tendering shares of Common Stock in the Offer?

     Selling your shares of Common Stock in our Offer will be a taxable transaction for U.S. federal income tax purposes, and payments for shares of Common Stock sold will be subject to applicable withholding of United States federal, state and local taxes. Generally, you will recognize gain or loss in an amount equal to the difference between the cash that you receive in our Offer and your adjusted tax basis in the shares of Common Stock that you sell in our Offer. That gain or loss will be a capital gain or loss if the shares of Common Stock are capital assets in your hands and if you meet certain additional requirements. Any capital gain or loss will be long-term capital gain or loss if you have held the shares of Common Stock for more than one year at the time our offer is completed. The tax consequences of the Offer to you may vary depending on your particular circumstances. For a summary of the federal income tax consequences of our offer, see "THE OFFER -- Section 9." We recommend that you consult with your tax advisor.


Who can I contact if I have additional questions about the Offer?

     If you have questions or you need assistance, you should contact MacKenzie Partners, Inc., the information agent for the Offer, at (212) 929-5500 (collect) or (800) 322-2885 (toll-free).


                                  MISCELLANEOUS

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Common Stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not comply with the laws of that jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the tender of shares of Common Stock in connection therewith would not be in compliance with the laws of such jurisdiction. If we become aware of any state law prohibiting the making of the Offer or the acceptance of shares of Common Stock pursuant thereto in such state, we will make a good faith effort to comply with any such state statute or seek to have such state statute declared inapplicable to the Offer. If, after such good faith effort, we cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of Common Stock in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Trusts by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in the Offer and, if given or made, that information or representation must not be relied on as having been authorized.

We filed with the SEC a Schedule TO dated September 10, 2004, an Amendment No. 1 to Schedule TO dated October 1, 2004, an Amendment No. 2 to Schedule TO dated October 7, 2004, an Amendment No. 3 to Schedule TO dated October 14, 2004, an Amendment No. 4 to Schedule TO dated October 26, 2004, an Amendment No. 5 to Schedule TO dated November 5, 2004, an Amendment No. 6 to Schedule TO dated January 25, 2005, an Amendment No. 7 to Schedule TO dated May 24, 2005, an Amendment No. 8 to Schedule TO dated September 13, 2005, an Amendment No. 9 to Schedule TO dated January 3, 2006, an Amendment No. 10 to Schedule TO dated April 25, 2006, an Amendment No. 11 to Schedule TO dated August 14, 2006, an Amendment No. 12 to Schedule TO dated December 8, 2006, an Amendment No. 13 to Schedule TO dated April 3, 2007, an Amendment No. 14 to Schedule TO on July 26, 2007, and an Amendment No. 15 to Schedule TO on August 17, 2007 under Exchange Act Rule 14d-3, together with exhibits, furnishing additional information with respect to the Offer, and may file additional amendments thereto. That schedule and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the same manner as discussed in "THE OFFER -- Section 12" with respect to information concerning NRL.


LOLA BROWN TRUST NO.1B
August 17, 2007

     Facsimile copies of the letter of transmittal, properly completed and duly executed, will be accepted. The letter of transmittal, certificates for shares of Common Stock and any other required documents should be sent or delivered by each common stockholder of NRL or his or her broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                             The Colbent Corporation


        By Mail:               By Overnight Courier:            By Hand:
The Colbent Corporation      The Colbent Corporation     The Colbent Corporation
Attn: Corporate Actions      Attn: Corporate Actions     Attn: Corporate Actions
       POB 859208              161 Bay State Drive         161 Bay State Drive
 Braintree MA 02185-9208       Braintree MA  02184          Braintree MA  02184

                                  By Facsimile:
                                 (781-380-3388)

                         Confirm Facsimile Transmission:
                             (781-843-1833 Ext. 200)

Questions and requests for assistance may be directed to the information agent at its address and telephone numbers listed below. Additional copies of this Supplement, the Offer to Purchase, the letter of transmittal and other tender offer materials may be obtained from the information agent, and will be furnished promptly at our expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.



                     The Information Agent for the Offer is:
                                [GRAPHIC OMITTED]
                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                           (800) 322-2885 (Toll Free)

                       E-MAIL: proxy@mackenziepartners.com